Exhibit 99.1

Clearmind Medicine Signs Letter of Intent to Acquire 51% Majority Stake in EV Wireless Charging Solutions for Automated Parking Systems Company

Vancouver, Canada, August 3, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation psychedelic, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that it has entered into a non-binding Letter of Intent (“LOI”) to acquire 51% stake in a leading intelligent EV (electric vehicles) wireless charging solutions for automated parking systems and autonomous mobile platforms company (the “Acquired Company”).

The Acquired Company develops intelligent wireless charging solutions for automated parking systems and autonomous mobile platforms. Based on proprietary technology featuring smart communication, dynamic energy management, and continuous charging up to 10 kW, the system requires no cables, no manual connections, or traditional charging infrastructure. It integrates seamlessly with robotic parking systems while enabling real-time energy management. As one of the few companies worldwide commercially deploying dedicated wireless charging for automated parking - and among the first of its kind - the technology is designed to advance smart parking infrastructure, autonomous vehicles, and future urban environments by significantly improving operational efficiency, safety, and user experience.

Under the terms of the LOI, Clearmind will acquire the majority stake of the Acquired Company for an aggregate purchase price of $2.5 million (the “Acquisition”). In addition, in connection with and as a condition to the closing of the Acquisition (the “Closing”), the Company shall extend a loan to the Acquired Company in the principal amount of $1.5 million (the “Loan”). The Loan shall bear interest at a rate of 4% per annum and shall be repaid on the two year anniversary of the Closing.

The Closing of the Acquisition is subject to the execution of definitive agreements, final due diligence and the satisfaction of certain closing conditions.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the signing of definitive agreements for the acquisition of the Acquired Company, the timing and completion of the acquisition, and the satisfaction of closing conditions related to the acquisition. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.